KARYOPHARM THERAPEUTICS INC.

2 Mercer Road

Natick, MA 01760

November 1, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Karyopharm Therapeutics Inc.

Registration Statement on Form S-1

File No. 333-191584

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Karyopharm Therapeutics Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-191584), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on November 5, 2013, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”).

The Registrant hereby acknowledges that:

(i)            should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)          the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

KARYOPHARM THERAPEUTICS INC.

By:	/s/ Paul Brannelly
Paul Brannelly
Senior Vice President, Finance and Administration